May 21, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Powersoft Technologies, Inc.

Registration Statement on Form SB-2
Filed with the Securities and Exchange Commission on February 1, 2008
Registration No. 333-149004
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, China Powersoft Technologies, Inc. (the “Company”) hereby applies for the withdrawal of its original registration statement on Form SB-2, File No. 333-149004, which was filed on February 1, 2008 (the “Registration Statement”).

Such withdrawal is requested, as the Company plans to complete its audit for fiscal year 2008 before moving forward with its registration statement.   As a result, the Company determined that it should withdraw the SB-2.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company’s legal counsel, Gregg E. Jaclin, Esq. at (732) 409-1212.

Very truly yours,

CHINA POWERSOFT TECHNOLOGIES, INC.

By:	/s/ Zhihui Tian
Zhihui Tian
President, Chief Executive Officer, Principal Financial and Accounting Officer and Chairman